 Exhibit 99.9

IFRS INR Earning Release

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Condensed Consolidated Balance Sheet as at September 30, 2018, the Condensed Consolidated Statement of Comprehensive Income for the three months and six months period ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the six months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”),of the consolidated state of affairs of the Group as at September 30, 2018, the consolidated profit and consolidated total comprehensive income for the three months and six months period ended on that date, consolidated changes in equity and its consolidated cash flows for the six months period ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (SAs) issued by the Institute of Chartered Accountants of India (ICAI). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India, and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of the Management and Those Charged with Governance for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Board of Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim condensed consolidated financial statements.

Materiality is the magnitude of misstatements in the financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

Based on our professional judgment, we determined materiality for the interim condensed consolidated financial statements as a whole at Rs. 280 crores and Rs. 530 crores for the three months and six months period ended September 30, 2018, respectively. The basis for determining materiality was 5% of profits before tax. Profits before tax was used as a benchmark for materiality because it is one of the main measures used by users of financial statements to monitor the performance of the Group.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, October 16, 2018	(Membership No.70928)

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months and six months ended September 30, 2018

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Balance Sheet as at	Note	September 30, 2018	March 31, 2018
ASSETS
Current assets
Cash and cash equivalents	2.1	17,851	19,818
Current investments	2.2	7,580	6,407
Trade receivables		14,781	13,142
Unbilled revenue		5,187	4,261
Prepayments and other current assets	2.4	4,795	4,313
Derivative financial instruments	2.3	21	16
		50,215	47,957
Assets held for sale	2.9	1,958	2,060
Total current assets		52,173	50,017
Non-current assets
Property, plant and equipment	2.7	12,376	12,143
Goodwill	2.8	2,496	2,211
Intangible assets		364	247
Investment in associate	2.13	–	–
Non-current investments	2.2	5,165	5,756
Deferred income tax assets		1,360	1,282
Income tax assets		6,085	6,070
Other non-current assets	2.4	1,806	2,164
Total non-current assets		29,652	29,873
Total assets		81,825	79,890
LIABILITIES AND EQUITY
Current liabilities
Trade payables		1,193	694
Derivative financial instruments	2.3	310	42
Current income tax liabilities		1,448	2,043
Client deposits		90	38
Unearned revenue		2,405	2,295
Employee benefit obligations		1,555	1,421
Provisions	2.6	617	492
Other current liabilities	2.5	7,831	6,756
		15,449	13,781
Liabilities directly associated with assets held for sale	2.9	346	324
Total current liabilities		15,795	14,105
Non-current liabilities
Deferred income tax liabilities		474	541
Employee benefit obligations		46	48
Other non-current liabilities	2.5	361	272
Total liabilities		16,676	14,966
Equity
Share capital - 5 par value 4,80,00,00,000 (2,40,00,00,000) equity shares authorized, issued and outstanding 4,34,74,52,598 (2,17,33,12,301), net of 2,09,30,382 (1,08,01,956) treasury shares as at September 30, 2018 and (March 31, 2018), respectively		2,176	1,088
Share premium		281	186
Retained earnings		59,195	61,241
Cash flow hedge reserves		(20)	–
Other reserves		2,314	1,583
Capital redemption reserve		56	56
Other components of equity		1,146	769
Total equity attributable to equity holders of the Company		65,148	64,923
Non-controlling interests		1	1
Total equity		65,149	64,924
Total liabilities and equity		81,825	79,890

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Condensed Consolidated Statement of Comprehensive Income for the	Note	Three months ended September 30,		Six months ended September 30,
		2018	2017	2018	2017
Revenues	2.15	20,609	17,567	39,737	34,645
Cost of sales	2.16	13,281	11,227	25,569	22,126
Gross profit		7,328	6,340	14,168	12,519
Operating expenses
Selling and marketing expenses	2.16	1,088	846	2,092	1,735
Administrative expenses	2.16	1,346	1,248	2,645	2,427
Total operating expenses		2,434	2,094	4,737	4,162
Operating profit		4,894	4,246	9,431	8,357
Other income, net	2.16	739	883	1,465	1,697
Reduction in the fair value of Disposal Group held for sale	2.9	–	–	(270)	–
Share in net profit/(loss) of associate, including impairment		–	–	–	(71)
Profit before income taxes		5,633	5,129	10,626	9,983
Income tax expense	2.11	1,523	1,403	2,905	2,774
Net profit		4,110	3,726	7,721	7,209
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		3	6	4	3
Equity instruments through other comprehensive income, net	2.2	8	–	12	–
		11	6	16	3
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.3	(29)	20	(20)	(46)
Exchange differences on translation of foreign operations		334	100	421	207
Fair value changes on investments, net	2.2	(15)	12	(60)	39
		290	132	341	200
Total other comprehensive income/(loss), net of tax		301	138	357	203
Total comprehensive income		4,411	3,864	8,078	7,412
Profit attributable to:
Owners of the Company		4,110	3,726	7,721	7,209
Non-controlling interests		–	–	–	–
		4,110	3,726	7,721	7,209
Total comprehensive income attributable to:
Owners of the Company		4,411	3,864	8,078	7,412
Non-controlling interests		–	–	–	–
		4,411	3,864	8,078	7,412
Earnings per equity share
Basic (₹)		9.45	8.15	17.76	15.77
Diluted (₹)		9.44	8.15	17.74	15.76
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		434,70,55,177	457,17,30,722	434,68,57,296	457,15,24,372
Diluted		435,22,08,472	457,50,52,366	435,19,15,210	457,57,65,068

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Changes in Equity

 (In crore except equity share data)

	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company
Balance as at April 1, 2017	228,56,55,150	1,144	2,356	65,056	–	–	387	39	68,982
Changes in equity for the six months September 30, 2017
Net profit	–	–	–	7,209	–	–	–	–	7,209
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	3	–	3
Fair value changes on derivatives designated as Cash flow hedge* (Refer to note 2.3)	–	–	–	–	–	–	–	(46)	(46)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	207	–	207
Fair value changes on investments, net* (Refer to note 2.2)	–	–	–	–	–	–	39	–	39
Total comprehensive income for the period	–	–	–	7,209	–	–	249	(46)	7,412
Shares issued on exercise of employee stock options (Refer to note 2.10)	432,044	–	–	–	–	–	–	–	–
Employee stock compensation expense (refer to note 2.10)	–	–	37	–	–	–	–	–	37
Transfer on account of options not exercised	–	–	(1)	1	–	–	–	–	–
Transferred to other reserves	–	–	–	(965)	965	–	–	–	–
Transferred from other reserves on utilisation	–	–	–	263	(263)	–	–	–	–
Dividends (including dividend distribution tax)	–	–	–	(4,061)	–	–	–	–	(4,061)
Balance as at September 30, 2017	228,60,87,194	1,144	2,392	67,503	702	–	636	(7)	72,370
Balance as at April 1, 2018	217,33,12,301	1,088	186	61,241	1,583	56	769	–	64,923
Changes in equity for the six months September 30, 2018
Net profit	–	–	–	7,721	–	–	–	–	7,721
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	4	–	4
Equity instruments through other comprehensive income* (Refer to note 2.2)	–	–	–	–	–	–	12	–	12
Fair value changes on derivatives designated as cash flow hedge* (Refer to note 2.3)	–	–	–	–	–	–	–	(20)	(20)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	421	–	421
Fair value changes on investments, net* (Refer to note 2.2)	–	–	–	–	–	–	(60)	–	(60)
Total comprehensive income for the period	–	–	–	7,721	–	–	377	(20)	8,078
Shares issued on exercise of employee stock options - before bonus issue (Refer to note 2.10)	392,528	–	–	–	–	–	–	–	–
Increase in share capital on account of bonus issue (Refer to note 2.17)	2,173,704,829	1,088	–	–	–	–	–	–	1,088
Shares issued on exercise of employee stock options - after bonus issue (Refer to note 2.10)	42,940	–	–	–	–	–	–	–	–
Amounts utilized for bonus issue (Refer to note 2.17)	–	–	–	(1,088)	–	–	–	–	(1,088)
Employee stock compensation expense (refer to note 2.10)	–	–	94	–	–	–	–	–	94
Tax effect on exercise of options	–	–	2	–	–	–	–	–	2
Transfer on account of options not exercised	–	–	(1)	1	–	–	–	–	–
Transferred to other reserves	–	–	–	(1,106)	1,106	–	–	–	–
Transferred from other reserves on utilisation	–	–	–	375	(375)	–	–	–	–
Dividends (including dividend distribution tax)	–	–	–	(7,949)	–	–	–	–	(7,949)
Balance as at September 30, 2018	434,74,52,598	2,176	281	59,195	2,314	56	1,146	(20)	65,148

* net of tax

(1)	excludes treasury shares of 2,09,30,382 as at September 30, 2018, 1,08,01,956 as at April 1, 2018, 1,09,01,258 as at September 30,2017 and 1,12,89,514 as at April 1, 2017, held by consolidated trust. The treasury shares as at April 1, 2018 , September 30, 2017 and as at April 1, 2017 have not been adjusted for the September 2018 bonus issue.
(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note	Six months ended September 30,
		2018	2017
Operating activities:
Net Profit		7,721	7,209
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7	900	906
Income tax expense	2.11	2,905	2,774
Interest and dividend income		(398)	(476)
Effect of exchange rate changes on assets and liabilities		57	(9)
Impairment loss under expected credit loss model		142	36
Reduction in the fair value of Disposal Group held for sale	2.9	270	–
Stock compensation expense		97	38
Other adjustments		(65)	(38)
Changes in working capital
Trade receivables and unbilled revenue		(2,679)	(1,619)
Prepayments and other assets		(116)	(49)
Trade payables		488	162
Client deposits		52	(20)
Unearned revenue		89	221
Other liabilities and provisions		1,581	657
Cash generated from operations		11,044	9,792
Income taxes paid		(3,653)	(2,810)
Net cash provided by operating activities		7,391	6,982
Investing activities:
Expenditure on property, plant and equipment	2.7 & 2.8	(1,091)	(959)
Loans to employees		9	16
Deposits placed with corporation		(11)	(20)
Interest and dividend received		320	222
Payment of contingent consideration pertaining to acquisition of business	2.9	(6)	(33)
Payment towards acquisition of business, net of cash acquired	2.9	(210)	(27)
Investment in equity and preference securities		(21)	(13)
Investment in others		(8)	(14)
Investment in certificates of deposit		(1,268)	(423)
Redemption of certificates of deposit		950	1,770
Investment in quoted debt securities		(17)	(105)
Redemption of quoted debt securities		303	4
Redemption of commercial paper		300	–
Investment in liquid mutual fund units and fixed maturity plan securities		(39,650)	(25,764)
Redemption of liquid mutual fund units and fixed maturity plan securities		38,935	23,070
Net cash used in investing activities		(1,465)	(2,276)
Financing activities:
Payment of dividends including corporate dividend tax		(7,949)	(4,061)
Net cash used in financing activities		(7,949)	(4,061)
Effect of exchange rate changes on cash and cash equivalents		64	69
Net increase/(decrease) in cash and cash equivalents		(2,023)	645
Cash and cash equivalents at the beginning of the period	2.1	19,871	22,625
Cash and cash equivalents at the end of the period	2.1	17,912	23,339
Supplementary information:
Restricted cash balance	2.1	330	554

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Notes to the interim condensed consolidated financial statements

1. Overview

1.1	Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares is listed on the New York Stock Exchange (NYSE).

Further, the Company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the Company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The Group's interim condensed consolidated financial statements are authorized for issue by the Company's Board of Directors on October 16, 2018.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these consolidated financial statements do not include all the information required for a complete set of financial statements. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual consolidated financial statements for the year ended March 31, 2018. Accounting policies have been applied consistently to all periods presented in these interim condensed consolidated financial statements.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Also refer to Note 2.11.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

f. Non-current assets and Disposal Groups held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups have been estimated using valuation techniques (including income and market approach) which includes unobservable inputs.

1.6 Recent accounting pronouncements

IFRS 16 Leases : On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is currently evaluating the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments : In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 23 on the consolidated financial statements.

Amendment to IAS 12 – Income taxes : In December 2017, the IASB issued amendments to the guidance in IAS 12, ‘Income Taxes’, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.

Effective date for application of this amendment is annual period beginning on or after 1 January 2019, although early application is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendment to IAS 19 – plan amendment, curtailment or settlement : On February 7, 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and

to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 January 2019, although early application is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements and the impact is not expected to be material.

2. Notes to the condensed consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Cash and bank deposits	11,940	13,168
Deposits with financial institutions	5,911	6,650
Total Cash and cash equivalents	17,851	19,818
Cash and cash equivalents included under assets classified under held for sale (Refer note no 2.9)	61	53
	17,912	19,871

Cash and cash equivalents as at September 30, 2018 and March 31, 2018 include restricted cash and bank balances of 330 crore and 533 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Current Accounts
ANZ Bank, Taiwan	1	9
Axis Bank - Unpaid Dividend Account	2	1
Banamex Bank, Mexico	88	2
Banamex Bank, Mexico (U.S. Dollar account)	2	13
Bank of America, Mexico	37	25
Bank of America, USA	768	1,172
Bank of Baroda, Mauritius	–	1
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	1
Bank Zachodni WBK S.A, Poland	–	17
Barclays Bank, United Kingdom	28	40
BNP Paribas Bank, Norway	35	88
China Merchants Bank, China	5	6
Citibank N.A., Australia	73	223
Citibank N.A., Brazil	5	14
Citibank N.A., China	71	116
Citibank N.A., China (U.S. Dollar account)	29	9
Citibank N.A., Costa Rica	2	1
Citibank N.A., Europe	10	–
Citibank N.A., Dubai	13	6
Citibank N.A., EEFC (U.S. Dollar account)	1	4
Citibank N.A., Hungary	–	6
Citibank N.A., India	2	3
Citibank N.A., Japan	16	18
Citibank N.A., New Zealand	2	11
Citibank N.A., Portugal	9	8
Citibank N.A., Romania	1	2
Citibank N.A., Singapore	4	4
Citibank N.A., South Africa	7	33
CitiBank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	9	2
CitiBank N.A., USA	2	3
Danske Bank, Sweden	–	1
Deutsche Bank, Belgium	15	27
Deutsche Bank, Czech Republic	4	16
Deutsche Bank, Czech Republic (Euro account)	6	3
Deutsche Bank, Czech Republic (U.S. Dollar account)	6	2
Deutsche Bank, EEFC (Australian Dollar account)	48	2
Deutsche Bank, EEFC (Euro account)	3	34
Deutsche Bank, EEFC (Swiss Franc account)	1	2
Deutsche Bank, EEFC (U.S. Dollar account)	6	32
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	3	9
Deutsche Bank, France	16	19
Deutsche Bank, Germany	103	100
Deutsche Bank, Hong Kong	–	1
Deutsche Bank, India	15	44
Deutsche Bank, Malaysia	2	5
Deutsche Bank, Netherlands	14	15
Deutsche Bank, Philippines	4	25
Deutsche Bank, Philippines (U.S. Dollar account)	5	3
Deutsche Bank, Poland	21	18
Deutsche Bank, Poland (Euro account)	1	8
Deutsche Bank, Russia	12	3
Deutsche Bank, Russia (U.S. Dollar account)	2	5
Deutsche Bank, Singapore	15	17
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	38	29
Deutsche Bank, United Kingdom	98	79
Deutsche Bank, USA	7	2
Hua Xia Bank, RMB	1	–
HDFC Bank - Unpaid dividend account	–	1
HSBC Bank, (U.S. Dollar account)	2	–
HSBC Bank, Dubai	–	2
HSBC Bank, Hong Kong	1	2
HSBC Bank, United Kingdom	18	6
ICICI Bank, EEFC (Euro account)	1	1
ICICI Bank, EEFC (U.S. Dollar account)	18	40
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	8	11
ICICI Bank, India	32	52
Kotak Bank	9	–
ICICI Bank - Unpaid dividend account	20	20
Nordbanken, Sweden	37	50
Punjab National Bank, India	14	12
Raiffeisen Bank, Czech Republic	–	5
Raiffeisen Bank, Romania	–	3
Royal Bank of Canada, Canada	63	166
Santander Bank, Argentina	–	1
Splitska Banka D.D., Société Générale Group, Croatia	11	8
State Bank of India, India	10	1
The Saudi British Bank, Saudi Arabia	3	3
Washington Trust	50	–
	1,968	2,725
Deposit Accounts
Axis Bank	600	–
Bank BGZ BNP Paribas S.A.	297	144
Barclays Bank	450	200
Canara Bank	162	235
Citibank	109	227
Deutsche Bank, AG	24	24
Deutsche Bank, Poland	119	211
HDFC Bank	350	2,498
ICICI Bank	3,933	3,699
IDBI Bank	–	250
IDFC Bank	2,450	1,500
IndusInd Bank	–	1,000
HSBC Bank	300	–
South Indian Bank	173	450
Kotak Mahindra Bank	505	–
Standard Chartered Bank	500	–
Yes Bank	–	5
	9,972	10,443
Deposits with financial institutions
HDFC Limited	4,311	5,450
LIC Housing Finance Limited	1,600	1,200
	5,911	6,650
Total Cash and cash equivalents	17,851	19,818

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
(i) Current
Amortised Cost
Quoted debt securities
Cost	18	1
Fair Value through profit or loss
Liquid mutual fund units
Fair value	870	81
Fair Value through other comprehensive income
Quoted Debt Securities
Fair value	951	763
Commercial paper
Fair value	–	293
Certificates of deposit
Fair value	5,741	5,269
Total current investments	7,580	6,407

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
(ii) Non-current
Amortised Cost
Quoted debt securities
Cost	1,894	1,896
Fair Value through other comprehensive income
Quoted debt securities
Fair value	2,574	3,215
Unquoted equity and preference securities
Fair value	161	138
Fair Value through profit or loss
Unquoted convertible promissory note
Fair value	–	12
Unquoted Preference securities
Fair value	25	–
Fixed Maturity Plan Securities
Fair value	437	429
Others
Fair value	74	66
Total non-current investments	5,165	5,756

Total investments	12,745	12,163
Investments carried at amortised cost	1,912	1,897
Investments carried at fair value through other comprehensive income	9,427	9,678
Investments carried at fair value through profit or loss	1,406	588

Uncalled capital commitments outstanding as at September 30, 2018 and March 31, 2018 was 67 crore and 81 crore, respectively.

Details of amounts recorded in Other comprehensive income:

(In crore)

Net Gain/(loss) on	Three months ended
	September 30, 2018			September 30, 2017
	Gross	Tax	Net	Gross	Tax	Net
Quoted debt securities	(12)	2	(10)	9	(1)	8
Certificates of deposit	(7)	2	(5)	6	(2)	4
Unquoted equity and preference securities	7	1	8	–	–	–

(In crore)

Net Gain/(loss) on	Six months ended
	September 30, 2018			September 30, 2017
	Gross	Tax	Net	Gross	Tax	Net
Quoted debt securities	(48)	6	(42)	40	(4)	36
Certificates of deposit	(27)	9	(18)	5	(2)	3
Unquoted equity and preference securities	12	–	12	–	–	–

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value
		As at
		September 30, 2018	March 31, 2018
Liquid mutual fund units	Quoted price	870	81
Fixed maturity plan securities	Market observable inputs	437	429
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	2,127	2,151
Quoted debt securities- carried at fair value through other comprehensive income	Quoted price and market observable inputs	3,525	3,978
Certificates of deposit	Market observable inputs	5,741	5,269
Commercial paper	Market observable inputs	–	293
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	161	138
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	25	–
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model, etc.	–	12
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	74	66
Total		12,960	12,417

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

Effective April 1, 2016, the Group has early adopted IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018.

As per IFRS 9, the Group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

- Financial assets carried at amortised cost

- Financial assets fair valued through other comprehensive income

- Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the interim condensed consolidated financial statements.

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.3.5 Impairment

a. Financial assets

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at September 30, 2018 were as follows:

(In crore)

	Amortised cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	17,851	–	–	–	–	17,851	17,851
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	870	–	–	870	870
Fixed maturity plan securities	–	–	437	–	–	437	437
Quoted debt securities	1,912	–	–	–	3,525	5,437	5,652(1)
Certificates of deposit	–	–	–	–	5,741	5,741	5,741
Unquoted equity and preference securities	–	–	25	161	–	186	186
Unquoted investment others	–	–	74	–	–	74	74
Trade receivables	14,781	–	–	–	–	14,781	14,781
Unbilled revenues (3) (Refer to Note 2.15)	1,810	–	–	–	–	1,810	1,810
Prepayments and other assets (Refer to Note 2.4)	3,033	–	–	–	–	3,033	2,955(2)
Derivative financial instruments	–	–	4	–	17	21	21
Total	39,387	–	1,410	161	9,283	50,241	50,378
Liabilities:
Trade payables	1,193	–	–	–	–	1,193	1,193
Derivative financial instruments	–	–	285	–	25	310	310
Other liabilities including contingent consideration (Refer to Note 2.5)	6,313	–	113	–	–	6,426	6,426
Total	7,506	–	398	–	25	7,929	7,929

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost

(3) Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	19,818	–	–	–	–	19,818	19,818
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	81	–	–	81	81
Fixed maturity plan securities	–	–	429	–	–	429	429
Quoted debt securities	1,897	–	–	–	3,978	5,875	6,129(1)
Certificates of deposit	–	–	–	–	5,269	5,269	5,269
Commercial papers	–	–	–	–	293	293	293
Unquoted equity and preference securities	–	–	–	138	–	138	138
Unquoted investments others	–	–	66	–	–	66	66
Unquoted convertible promissory note	–	–	12	–	–	12	12
Trade receivables	13,142	–	–	–	–	13,142	13,142
Unbilled revenue	4,261	–	–	–	–	4,261	4,261
Prepayments and other assets (Refer to Note 2.4)	2,966	–	–	–	–	2,966	2,882(2)
Derivative financial instruments	–	–	4	–	12	16	16
Total	42,084	–	592	138	9,552	52,366	52,536
Liabilities:
Trade payables	694	–	–	–	–	694	694
Derivative financial instruments	–	–	39	–	3	42	42
Other liabilities including contingent consideration (Refer to Note 2.5)	5,442	–	54	–	–	5,496	5,496
Total	6,136	–	93	–	3	6,232	6,232

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at September 30, 2018:

(In crore)

Particulars	As at September 30, 2018	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	870	870	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	437	–	437	–
Investments in quoted debt securities (Refer to Note 2.2)	5,652	3,529	2,123	–
Investments in certificates of deposit (Refer to Note 2.2)	5,741	–	5,741	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	186	–	–	186
Investments in unquoted investments others (Refer to Note 2.2)	74	–	–	74
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	21	–	21	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	310	–	310	–
Liability towards contingent consideration (Refer to Note 2.5)*	113	–	–	113

*	Discounted contingent consideration of 14 crore pertaining to Brilliant Basics at 10% and 127 crore pertaining to Wongdoody at 16%.

During the six months ended September 30, 2018, quoted debt securities of 477 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 1,259 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2018:

(In crore)

Particulars	As at March 31, 2018	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	81	81	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	429	–	429	–
Investments in quoted debt securities (Refer to Note 2.2)	6,129	4,574	1,555	–
Investments in certificates of deposit (Refer to Note 2.2)	5,269	–	5,269	–
Investments in commercial papers (Refer to Note 2.2)	293	–	293	–
Investments in unquoted equity and preference securities(Refer to Note 2.2)	138	–	–	138
Investments in unquoted investments others (Refer to Note 2.2)	66	–	–	66
Investments in unquoted convertible promissory note (Refer to Note 2.2)	12	–	–	12
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	16	–	16	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	42	–	42	–
Liability towards contingent consideration (Refer to Note 2.5)*	54	–	–	54

*Discounted contingent consideration of 21 crore pertaining to Brilliant Basics at 10%

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Income from financial assets is as follows :

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Interest income from financial assets carried at amortised cost	331	406	713	833
Interest income on financial assets fair valued through other comprehensive income	159	198	326	401
Dividend income from investments carried at fair value through profit or loss	1	2	1	3
Gain / (loss) on investments carried at fair value through profit or loss	52	84	85	152
	543	690	1,125	1,389

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses foreign currency risk from monetary assets and liabilities as at September 30, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	915	180	153	222	943	2,413
Trade receivables	9,485	1,971	873	888	879	14,096
Unbilled revenue	3,316	875	284	241	444	5,160
Other assets	361	24	31	35	93	544
Trade payables	(524)	(87)	(109)	(51)	(81)	(852)
Employee benefit obligations	(801)	(134)	(63)	(216)	(151)	(1,365)
Other liabilities	(2,423)	(345)	(164)	(77)	(410)	(3,419)
Net assets / (liabilities)	10,329	2,484	1,005	1,042	1,717	16,577

The following table analyses foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,287	218	147	353	1,192	3,197
Trade receivables	8,317	1,751	845	788	781	12,482
Unbilled revenue	2,318	637	304	159	371	3,789
Other assets	318	26	26	14	99	483
Trade payables	(273)	(81)	(114)	(30)	(58)	(556)
Accrued Expenses	(1,082)	(188)	(111)	(61)	(149)	(1,591)
Employee benefit obligations	(572)	(91)	(25)	(181)	(129)	(998)
Other liabilities	(635)	(138)	(79)	(31)	(318)	(1,201)
Net assets / (liabilities)	9,678	2,134	993	1,011	1,789	15,605

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Impact on Group's incremental operating margins	0.49%	0.49%	0.48%	0.49%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

Particulars	As at		As at
	September 30, 2018		March 31, 2018
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	180	941	60	300
In Euro	140	1,176	100	808
In United Kingdom Pound Sterling	25	236	20	184
Other derivatives
Forward contracts
In Australian dollars	79	411	5	25
In Canadian dollars	13	72	20	99
In Euro	161	1,352	91	735
In Japanese Yen	550	35	550	34
In New Zealand dollars	16	77	16	76
In Norwegian Krone	40	35	40	34
In South African Rand	–	–	25	14
In Singapore dollars	10	53	5	25
In Swedish Krona	50	41	50	40
In Swiss Franc	21	157	21	146
In U.S. dollars	805	5,839	623	4,061
In United Kingdom Pound Sterling	78	738	51	466
Option Contracts
In Australian dollars	–	–	20	100
In Canadian dollars	–	–	–	–
In Euro	65	546	45	363
In Swiss Franc	–	–	5	33
In U.S. dollars	350	2,537	320	2,086
In United Kingdom Pound Sterling	–	–	25	231
Total forwards & options		14,246		9,860

The group recognized a net loss of 412 crore and 597 crore during the three months and six months ended September 30, 2018 and a net loss of 71 crore and ₹50 crore during the three months and six months ended September 30, 2017 on derivative financial instruments not designated as cash flow hedges which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Not later than one month	3,156	2,828
Later than one month and not later than three months	7,841	4,568
Later than three months and not later than one year	3,249	2,464
Total	14,246	9,860

During the six months ended September 30, 2018 and September 30, 2017, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as at September 30, 2018 are expected to occur and reclassified to statement of comprehensive income within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and six months ended September 30, 2018 and September 30, 2017:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Gain / (Loss)
Balance at the beginning of the period	9	(27)	–	39
Gain / (loss) recognised in other comprehensive income during the period	(49)	(51)	(19)	(92)
Amount reclassified to profit and loss during the period	15	78	(3)	31
Tax impact on above	5	(7)	2	15
Balance at the end of the period	(20)	(7)	(20)	(7)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As at
	September 30, 2018		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	45	(334)	20	(46)
Amount set off	(24)	24	(4)	4
Net amount presented in balance sheet	21	(310)	16	(42)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 14,781 crore and 13,142 crore as at September 30, 2018 and March 31, 2018, respectively and unbilled revenue amounting to 5,187 crore and 4,261 crore as at September 30, 2018 and March 31, 2018, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of IFRS 9, the Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Revenue from top customer	3.9	3.4	3.8	3.4
Revenue from top ten customers	19.4	19.5	19.3	19.7

Credit risk exposure

The allowance of lifetime expected credit loss on customer balances for the three months and six months ended September 30, 2018 was 73 crore and 142 crore, respectively and for the three months and six months ended September 30, 2017 was 40 crore and 36 crore, respectively.

Movement in credit loss allowance:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Balance at the beginning	529	405	449	411
Translation differences	17	5	28	6
Impairment loss recognised / (reversed)	73	40	142	36
Write-offs	(73)	(1)	(73)	(4)
Balance at the end	546	449	546	449

The Group’s credit period generally ranges from 30-60 days.

Credit exposure

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Trade receivables	14,781	13,142
Unbilled revenue	5,187	4,261

Days Sales Outstanding (DSO) as of September 30, 2018 and March 31, 2018 was 66 days and 67 days, respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures, certificates of deposit and commercial paper.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at September 30, 2018, the Group had a working capital of 34,766 crore including cash and cash equivalents of 17,851 crore and current investments of 7,580 crore. As at March 31, 2018, the Group had a working capital of 34,176 crore including cash and cash equivalents of 19,818 crore and current investments of 6,407 crore.

As at September 30, 2018 and March 31, 2018, the outstanding employee benefit obligations were 1,601 crore and 1,469 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at September 30, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,193	–	–	–	1,193
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	6,307	4	2	–	6,313
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	24	69	48	–	141

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	694	–	–	–	694
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	5,442	–	–	–	5,442
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	41	7	7	–	55

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Current
Rental deposits	30	13
Security deposits	9	9
Loans to employees	232	239
Prepaid expenses(1)	588	472
Interest accrued and not due	722	766
Withholding taxes and others(1)	1,369	1,032
Advance payments to vendors for supply of goods(1)	79	119
Deposit with corporations	1,543	1,535
Deferred contract cost(1)	55	44
Other assets	168	84
Total Current prepayment and other assets	4,795	4,313
Non-current
Loans to employees	34	36
Deposit with corporations	75	60
Rental deposits	170	171
Security deposits	50	53
Withholding taxes and others(1)	1,011	1,428
Deferred contract cost(1)	296	262
Prepaid expenses(1)	135	111
Prepaid gratuity(1)	35	43
Total Non- current prepayment and other assets	1,806	2,164
Total prepayment and other assets	6,601	6,477
Financial assets in prepayments and other assets	3,033	2,966

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront cost incurred for the contract and are amortised over the term of the contract.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following :

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Current
Accrued compensation to employees	2,494	2,509
Accrued expenses	3,147	2,452
Withholding taxes and others(1)	1,462	1,240
Retention money	96	132
Liabilities of controlled trusts	176	139
Deferred income - government grant on land use rights(1)	1	1
Liability towards contingent consideration (Refer to Note 2.9)	22	41
Tax on dividend(1)	–	–
Deferred rent (1)	36	32
Accrued gratuity (1)	3
Others	394	210
Total current other liabilities	7,831	6,756
Non-current
Liability towards contingent consideration (Refer to Note 2.9)	91	13
Accrued gratuity (1)	29	28
Accrued compensation to employees	6	–
Deferred income - government grant on land use rights(1)	44	44
Deferred rent (1)	159	151
Deferred income(1)	32	36
Total non-current other liabilities	361	272
Total other liabilities	8,192	7,028
Financial liabilities included in other liabilities	6,426	5,496
Financial liability towards contingent consideration on an undiscounted basis (Refer to Note 2.9)	141	55

(1)Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Accounting Policy

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Provision for post sales client support and other provisions	617	492
	617	492

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year.

The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

Particulars	Three months ended September 30, 2018	Six months ended September 30, 2018
Balance at the beginning	523	492
Provision recognized / (reversed)	79	126
Provision utilized	(20)	(61)
Translation difference	35	60
Balance at the end	617	617

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of comprehensive income.

As at September 30, 2018 and March 31, 2018, claims against the company, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.11) amounted to 260 crore each.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2018:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at July 1, 2018	1,946	8,220	3,405	5,102	1,893	33	20,599
Additions/adjustments	2	45	53	165	38	2	305
Deletions/adjustments	–	–	(4)	(42)	(3)	(1)	(50)
Translation difference	–	14	4	14	9	–	41
Gross carrying value as at September 30, 2018	1,948	8,279	3,458	5,239	1,937	34	20,895
Accumulated depreciation as at July 1, 2018	(32)	(2,794)	(2,443)	(3,789)	(1,374)	(19)	(10,451)
Depreciation	(2)	(78)	(108)	(183)	(62)	(2)	(435)
Accumulated depreciation on deletions	–	–	4	40	3	1	48
Translation difference	–	–	(2)	(13)	(8)	–	(23)
Accumulated depreciation as at September 30, 2018	(34)	(2,872)	(2,549)	(3,945)	(1,441)	(20)	(10,861)
Capital work-in progress as at July 1, 2018							2,044
Carrying value as at July 1, 2018	1,914	5,426	962	1,313	519	14	12,192
Capital work-in progress as at September 30, 2018							2,342
Carrying value as at September 30, 2018	1,914	5,407	909	1,294	496	14	12,376

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2017:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at July 1, 2017	1,764	7,341	3,079	4,674	1,738	31	18,627
Additions	3	50	63	72	36	1	225
Deletions	–	–	(10)	(25)	(13)	(2)	(50)
Translation difference	–	16	2	7	5	–	30
Gross carrying value as at September 30, 2017	1,767	7,407	3,134	4,728	1,766	30	18,832
Accumulated depreciation as at July 1, 2017	(28)	(2,507)	(2,052)	(3,196)	(1,156)	(17)	(8,956)
Depreciation	(1)	(68)	(100)	(175)	(62)	(1)	(407)
Accumulated depreciation on deletions	–	–	10	24	13	1	48
Translation difference	–	(1)	(2)	(4)	(3)	–	(10)
Accumulated depreciation as at September 30, 2017	(29)	(2,576)	(2,144)	(3,351)	(1,208)	(17)	(9,325)
Capital work-in progress as at July 1, 2017							2,177
Carrying value as at July 1, 2017	1,736	4,834	1,027	1,478	582	14	11,848
Capital work-in progress as at September 30, 2017							2,339
Carrying value as at September 30, 2017	1,738	4,831	990	1,377	558	13	11,846

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2018:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2018	1,900	8,130	3,373	4,884	1,861	31	20,179
Additions/adjustments	69	134	89	397	74	4	767
Additions - Business Combination (refer note 2.9)	–	–	2	1	4	–	7
Deletions/adjustments	(21)	–	(10)	(55)	(10)	(1)	(97)
Translation difference	–	15	4	12	8	–	39
Gross carrying value as at September 30, 2018	1,948	8,279	3,458	5,239	1,937	34	20,895
Accumulated depreciation as at April 1, 2018	(31)	(2,719)	(2,342)	(3,630)	(1,323)	(18)	(10,063)
Depreciation	(3)	(153)	(215)	(358)	(121)	(3)	(853)
Accumulated depreciation on deletions	–	–	10	53	10	1	74
Translation difference	–	–	(2)	(10)	(7)	–	(19)
Accumulated depreciation as at September 30, 2018	(34)	(2,872)	(2,549)	(3,945)	(1,441)	(20)	(10,861)
Capital work-in progress as at April 1, 2018							2,027
Carrying value as at April 1, 2018	1,869	5,411	1,031	1,254	538	13	12,143
Capital work-in progress as at September 30, 2018							2,342
Carrying value as at September 30, 2018	1,914	5,407	909	1,294	496	14	12,376

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2017:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Additions	3	102	119	231	77	3	535
Deletions	–	–	(12)	(56)	(15)	(4)	(87)
Translation difference	–	26	4	12	10	–	52
Gross carrying value as at September 30, 2017	1,767	7,407	3,134	4,728	1,766	30	18,832
Accumulated depreciation as at April 1, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Depreciation	(2)	(135)	(200)	(345)	(124)	(2)	(808)
Accumulated depreciation on deletions	–	–	11	55	15	2	83
Translation difference	–	(1)	(3)	(9)	(6)	–	(19)
Accumulated depreciation as at September 30, 2017	(29)	(2,576)	(2,144)	(3,351)	(1,208)	(17)	(9,325)
Capital work-in progress as at April 1, 2017							1,965
Carrying value as at April 1, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as at September 30, 2017							2,339
Carrying value as at September 30, 2017	1,738	4,831	990	1,377	558	13	11,846

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Additions	136	789	364	471	190	5	1,955
Deletions	–	(1)	(18)	(110)	(19)	(5)	(153)
Reclassified as held for sale (refer note no 2.9)	–	–	(3)	(40)	(25)	–	(68)
Translation difference	–	63	7	22	21	–	113
Gross carrying value as at March 31, 2018	1,900	8,130	3,373	4,884	1,861	31	20,179
Accumulated depreciation as at April 1, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Depreciation	(4)	(276)	(402)	(693)	(254)	(5)	(1,634)
Accumulated depreciation on deletions	–	–	15	107	18	4	144
Reclassified as held for sale (refer note no 2.9)	–	–	2	25	20	–	47
Translation difference	–	(3)	(5)	(17)	(14)	–	(39)
Accumulated depreciation as at March 31, 2018	(31)	(2,719)	(2,342)	(3,630)	(1,323)	(18)	(10,063)
Capital work-in progress as at April 1, 2017							1,965
Carrying value as at April 1, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as at March 31, 2018							2,027
Carrying value as at March 31, 2018	1,869	5,411	1,031	1,254	538	13	12,143

The aggregate depreciation expense is included in cost of sales in the condensed consolidated statement of comprehensive income.

Carrying value of land includes 618 crore and 642 crore as at September 30, 2018 and March 31, 2018, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Group has an option to either purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 1,562 crore and 1,452 crore, as at September 30, 2018 and March 31, 2018, respectively.

2.8 Goodwill

Accounting Policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Carrying value at the beginning	2,211	3,652
Goodwill on Wongdoody acquisition (Refer to note 2.9.1)	173	–
Goodwill on Brilliant Basics acquisition (Refer to note 2.9.1)	–	35
Goodwill reclassified under assets held for sale (refer note no 2.9.2)	–	(1,609)
Translation differences	112	133
Carrying value at the end	2,496	2,211

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

2.9 Business combinations and Disposal Group held for sale

2.9.1 Business combinations

Accounting Policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, a contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of September 30, 2018 is 14 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	1	–	1
Intangible assets - customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

*Includes cash and cash equivalents acquired of 2 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 3 crore and the amount has been largely collected.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2018.

WongDoody Holding Company Inc.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	37	–	37
Intangible assets - customer contracts and relationships	–	132	132
Intangible assets - trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

* Includes cash and cash equivalents acquired of 51 crore.

Goodwill is tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is 12 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of September 30, 2018 is 127 crore ($17 million).

The transaction costs of 3 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the six months ended September 30, 2018.

Acquisitions

Trusted Source Pte Ltd

On September 7, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 60% stake in Trusted Source Pte Ltd (a wholly owned subsidiary of Temasek Management Services Pte. Ltd.) a Singapore based IT services company for a total consideration of up to SGD 12 million (approximately 63 crore), subject to regulatory approvals and fulfillment of closing conditions.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately 546 crore), comprising of cash consideration of Euro 45 million (approximately 378 crore), contingent consideration of upto Euro 12 million (approximately 101 crore) and retention payouts of upto Euro 8 million (approximately 67 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group. The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido.

As of October 16, 2018 (i.e., the date of adoption of financial statements by the Board of Directors), the Company is in the process of finalising the accounting for acquisition of Fluido, including allocation of purchase consideration to identifiable assets and liabilities.

2.9.2 Disposal Group held for sale

Accounting policy

Non current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell.

In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “Disposal Group”). The Company anticipates completion of the sale by March 2019. On reclassification, assets and liabilities in respect of the Disposal Group have been reclassified as “held for sale" and measured at the lower of carrying amount and fair value less cost to sell. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya has been recognized in the consolidated statement of comprehensive income for the quarter and year ended March 31, 2018. During the quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

As at September 30, 2018, assets amounting to ₹1,958 crore and liabilities amounting to 346 crore in respect of the Disposal Group have been classified as “held for sale". The Disposal Group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations.

2.10 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 2,09,30,382 and 1,08,01,956 (not adjusted for September, 2018 bonus issue) shares as at September 30, 2018 and March 31, 2018, respectively under the 2015 plan. Out of these shares 2,00,000 and 1,00,000 (not adjusted for September, 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at September 30, 2018 and March 31, 2018, respectively.

The following is the summary of grants during the three months and six months ended September 30, 2018 and September 30, 2017 under the 2015 Plan:

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
RSU
Salil Parekh, CEO and MD - Refer note 1 below	–	–	217,200	–
U.B. Pravin Rao, COO and WTD	–	–	–	54,500
Dr. Vishal Sikka(1)	–	–	–	540,448
Other KMPs	–	116,300	–	116,300
Employees other than KMP	1,787,120	–	1,787,120	74,180
	1,787,120	116,300	2,004,320	785,428
ESOP
U.B. Pravin Rao, COO and WTD	–	–	–	86,000
Dr. Vishal Sikka(1)	–	–	–	661,050
Other KMPs	–	88,900	–	88,900
Employees other than KMP	–	–	–	147,200
	–	88,900	–	983,150
Incentive units - cash settled
Other employees	52,590	14,900	52,590	14,900
	52,590	14,900	52,590	14,900
Total grants	1,839,710	220,100	2,056,910	1,783,478

Information in the above table is adjusted for September, 2018 bonus issue

(1)	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a)	an annual grant of RSUs of fair value ₹3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date
b)	a one-time grant of RSUs of fair value ₹9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and
c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 56,512 (adjusted for September, 2018 bonus issue) RSUs and the one-time time based grant of 1,69,536 (adjusted for September, 2018 bonus issue) RSUs. The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 2,17,200 (adjusted for September, 2018 bonus issue) performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of September 30, 2018, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at September 30, 2018 and March 31, 2018, incentive units were outstanding (net of forfeitures) 2,04,356 and 2,23,514 (adjusted for September, 2018 bonus issue), respectively.

Break-up of employee stock compensation expense

(in crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Granted to:
KMP(2)	10	(29)	19	(17)
Employees other than KMP	44	21	78	55
Total (1)	54	(8)	97	38
	2	-	3	1

(1)	Cash settled stock compensation expense included in the above
(2)	Included a reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was 8 crore and 6 crore as at September 30, 2018 and March 31, 2018, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months ended September 30, 2018 and September 30, 2017 is set out below:

Particulars	Three months ended September 30, 2018		Three months ended September 30, 2017
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSU
Outstanding at the beginning	7,560,956	2.50	6,452,010	2.50
Granted	1,787,120	2.50	116,300	2.50
Exercised	776,316	2.50	814,464	2.50
Forfeited and expired	252,008	2.50	1,274,164	2.50
Outstanding at the end	8,319,752	2.50	4,479,682	2.50
Exercisable at the end	38,592	2.50	63,248	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,912,702	513	3,289,550	487
Granted	–	–	88,900	509
Exercised	3,600	459	–	–
Forfeited and expired	99,100	538	996,550	476
Outstanding at the end	1,810,002	531	2,381,900	496
Exercisable at the end	406,050	529	–	–

Information in the above table is adjusted for September, 2018 bonus issue

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the six months ended September 30, 2018 and September 30, 2017 and is set out below:

Particulars	Six months ended September 30, 2018		Six months ended September 30, 2017
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSU
Outstanding at the beginning	7,500,818	2.50	5,922,746	2.50
Granted	2,004,320	2.50	785,428	2.50
Exercised	822,472	2.50	864,088	2.50
Forfeited and expired	362,914	2.50	1,364,404	2.50
Outstanding at the end	8,319,752	2.50	4,479,682	2.50
Exercisable at the end	38,592	2.50	63,248	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,933,826	493	2,395,300	496
Granted	–	–	983,150	471
Exercised	5,524	473	–	–
Forfeited and expired	118,300	527	996,550	476
Outstanding at the end	1,810,002	531	2,381,900	496
Exercisable at the end	406,050	529	–	–

Information in the above table is adjusted for September, 2018 bonus issue

During the three months ended September 30, 2018 and September 30, 2017 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹703 and 474 (adjusted for September, 2018 bonus issue) respectively.

During the six months ended September 30, 2018 and September 30, 2017 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 696 and 474 (adjusted for September, 2018 bonus issue) respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at September 30, 2018

	Options outstanding
Range of exercise prices per share (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
2015 Plan:
0 - 2.50 (RSU)	8,319,752	1.77	2.50
450 - 600 (ESOP)	1,810,002	5.64	531
	10,129,754	2.46	97

Information in the table above is adjusted for September, 2018 bonus issue

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

	Options outstanding
Range of exercise prices per share (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
2015 Plan:
0 - 2.50 (RSU)	7,500,818	1.89	2.50
450 - 600 (ESOP)	1,933,826	6.60	496
	9,434,644	2.57	104

Information in the table above is adjusted for September, 2018 bonus issue

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2019- Equity Shares RSU	Fiscal 2019- ADS-RSU
Weighted average share price (₹) / ($- ADS)(1)	669	20.35
Exercise price (₹)/ ($- ADS)(1)	2.50	0.04
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date (₹) / ($- ADS)(1)	623	9.49

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price (₹) / ($- ADS)(1)	572	461	8.31	7.32
Exercise price (₹)/ ($- ADS)(1)	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date (₹) / ($- ADS)(1)	533	127	7.74	1.47

(1) adjusted for September, 2018 bonus issue

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.11 Income taxes

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Current taxes
Domestic taxes	1,214	1,113	2,339	2,189
Foreign taxes	398	358	724	782
	1,612	1,471	3,063	2,971
Deferred taxes
Domestic taxes	(35)	(44)	(30)	(133)
Foreign taxes	(54)	(24)	(128)	(64)
	(89)	(68)	(158)	(197)
Income tax expense	1,523	1,403	2,905	2,774

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company had reversed  income tax expense provision of $225 million (₹1,432 crore) which pertained to previous periods which are no longer required.  The Company  had to pay an adjusted amount of $223 million (approximately 1,424 crore) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid $214 million (₹1,449 crore) till  September 30, 2018.

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the three months ended September 30, 2018 and September 30, 2017 includes reversal (net of provisions) of 2 crore and 134 crore respectively.

Income tax expense for the six months ended September 30, 2018 and September 30, 2017 includes reversals (net of provisions) of 61 crore and 149 crore respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Profit before income taxes	5,633	5,129	10,626	9,983
Enacted tax rates in India	34.94%	34.61%	34.94%	34.61%
Computed expected tax expense	1,968	1,775	3,713	3,455
Tax effect due to non-taxable income for Indian tax purposes	(659)	(527)	(1,268)	(1,124)
Overseas taxes	228	206	430	429
Tax provision (reversals)	(2)	(134)	(61)	(149)
Effect of exempt non-operating income	(9)	(14)	(34)	(31)
Effect of unrecognized deferred tax assets	18	37	56	109
Effect of differential overseas tax rates	6	(1)	(6)	8
Effect of non-deductible expenses	(9)	40	117	73
Branch profit tax (net of credits)	(27)	-	(56)	-
Others	9	21	14	4
Income tax expense	1,523	1,403	2,905	2,774

The applicable Indian corporate statutory tax rate for the six months ended September 30, 2018 and September 30, 2017 is 34.94% and 34.61%, respectively. The increase in the corporate statutory tax rate to 34.94% is consequent to changes made in the Finance Act, 2018.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the period is greater than the increase in the net assets of the U.S. branch during the period, computed in accordance with the Internal Revenue Code. As at March 31, 2018, Infosys' U.S. branch net assets amounted to approximately 5,030 crore. As at September 30, 2018, the Company has a deferred tax liability for branch profit tax of ₹124 crore (net of credits) , as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Group has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Entire deferred income tax for the three months and six months ended September 30, 2018 and September 30, 2017, relates to origination and reversal of temporary differences.

As at March 31, 2018, claims against the Company not acknowledged as debts from the Indian Income tax authorities amounted to 4,542 crore. Amount paid to statutory authorities against this amounted to 6,540 crore.

As at September 30, 2018, claims against the Company not acknowledged as debts from the Income tax authorities amounted to 3,011 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 6,539 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of September 30, 2018.

2.12 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,347,055,177	4,571,730,722	4,346,857,296	4,571,524,372
Effect of dilutive common equivalent shares - share options outstanding	5,153,295	3,321,644	5,057,914	4,240,696
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,352,208,472	4,575,052,366	4,351,915,210	4,575,765,068

Information in the table above is adjusted for September, 2018 bonus issue

(1)excludes treasury shares

For the three months and six months ended September 30, 2018, there were no options to purchase equity shares that had an anti-dilutive effect.

For the three months and six months ended September 30, 2017, 3,80,908 (adjusted for September, 2018 bonus issue) and 3,75,760 (adjusted for September, 2018 bonus issue) number of options to purchase equity shares had an anti-dilutive effect, respectively

2.13 Related party transactions

Refer Note 2.19 "Related party transactions" in the Company’s 2018 Consolidated financial statements under IFRS for the full names and other details of the Company's subsidiaries, associate and controlled trusts.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Changes in Subsidiaries

During the six months ended September 30, 2018, the following are the changes in the subsidiaries:

- On August 6, 2018, Infosys Luxembourg SARL was incorporated as a wholly-owned subsidiary of Infosys Limited

- Lodestone Management Consultants Inc has been liquidated effective May 17, 2018

- On May 22, 2018, Infosys acquired 100% voting rights in WongDoody Holding Company Inc., along with its two subsidiaries, WDW Communications, Inc and WongDoody, Inc. (Refer note 2.9)

- Infosys Consulting Ltda has become the majority owned and controlled subsidiary of Infosys Limited

Changes in Key management personnel

The following were the changes in key management personnel:-

• On August 18, 2018, the Board accepted the resignation of M. D. Ranganath as the Chief Financial Officer of the Company. M.D. Ranganath will continue in his current position as Chief Financial Officer till November 16, 2018.

• Michael Nelson Gibbs appointed as an Independent Director effective July 13, 2018.

• Ravi Venkatesan, resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018.

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	25	(14)	49	12
Commission and other benefits to non-executive/independent directors	2	5	4	8
Total	27	(9)	53	20

(1)	Includes a reversal of stock compensation cost of ₹35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentive granted to Dr. Vishal Sikka upon his resignation (Refer to note 2.10)
(2)	Total employee stock compensation expense for the three months and six months ended September 30, 2018 includes 10 crore and 19 crore, respectively towards key managerial personnel. For the three months and six months ended September 30, 2017, a reversal of employee stock compensation expense of 29 crore and 17 crore, respectively, was recorded towards key managerial personnel. (Refer note 2.10)

Investment in Associate

During the three months ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore.

2.14 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under IFRS 8, Operating Segments. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for three months and six months ended September 30, 2017 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of Revenue by geographic locations has been given in note 2.15 Revenue from operations.

2.14.1 Business segments

Three months ended September 30, 2018 and September 30, 2017

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All other segments	Total
Revenues	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609
	5,817	2,804	2,184	2,058	1,647	1,266	1,191	600	17,567
Identifiable operating expenses	3,530	1,771	1,351	1,409	1,107	850	691	363	11,072
	3,041	1,392	1,147	1,010	963	678	642	346	9,219
Allocated expenses	1,338	664	519	522	417	269	254	197	4,180
	1,160	611	425	416	379	220	214	220	3,645
Segment profit	1,776	1,034	659	596	465	418	376	33	5,357
	1,616	801	612	632	305	368	335	34	4,703
Unallocable expenses									463
									457
Operating profit									4,894
									4,246
Other income, net (Refer to note 2.16)									739
									883
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.9.2)									–
									–
Share in net profit/(loss) of associate, including impairment									–
									–
Profit before income taxes									5,633
									5,129
Income tax expense									1,523
									1,403
Net profit									4,110
									3,726
Depreciation and amortization									463
									456
Non-cash expenses other than depreciation and amortization									–
									1

Six months ended September 30, 2018 and September 30, 2017

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All other segments	Total
Revenues	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737
	11,448	5,578	4,336	3,990	3,235	2,516	2,317	1,225	34,645
Identifiable operating expenses	6,790	3,372	2,615	2,670	2,132	1,636	1,358	700	21,273
	5,943	2,791	2,216	1,980	1,888	1,367	1,209	695	18,089
Allocated expenses	2,592	1,286	1,012	1,011	818	517	494	403	8,133
	2,348	1,216	848	827	774	445	420	412	7,290
Segment profit	3,337	1,979	1,331	1,220	876	806	729	53	10,331
	3,157	1,571	1,272	1,183	573	704	688	118	9,266
Unallocable expenses									900
									909
Operating profit									9,431
									8,357
Other income, net (Refer to note 2.16)									1,465
									1,697
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.9.2)									(270)
									–
Share in net profit/(loss) of associate, including impairment									–
									(71)
Profit before income taxes									10,626
									9,983
Income tax expense									2,905
									2,774
Net profit									7,721
									7,209
Depreciation and amortization									900
									906
Non-cash expenses other than depreciation and amortization									270
									3

2.14.2 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and six months ended September 30, 2018 and September 30, 2017.

2.15 Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”)

Effective April 1, 2018, the Group adopted IFRS 15 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method, the comparatives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 2.10 "Revenue from operations" in the Company’s 2018 Consolidated financial statements under IFRS for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of IFRS 15 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in IFRS 15, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under IFRS 15 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its consolidated statement of comprehensive income.

Revenues for the three months and six months ended September 30, 2018 and September 30, 2017 are as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Revenue from software services	19,560	16,659	37,762	32,820
Revenue from products and platforms	1,049	908	1,975	1,825
Total revenue from operations	20,609	17,567	39,737	34,645

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by geography, offerings and contract-type for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors

Three months ended September 30, 2018

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	4,061	2,239	1,276	1,436	1,061	1,471	786	101	12,431
Europe	1,242	957	468	856	865	26	502	33	4,949
India	292	5	11	1	21	32	3	151	516
Rest of the world	1,049	268	774	234	42	8	30	308	2,713
Total	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609
Revenue by offerings
Services
Digital	1,899	1,081	840	680	545	509	280	83	5,917
Core	4,054	2,278	1,658	1,790	1,394	1,018	962	489	13,643
Subtotal	5,953	3,359	2,498	2,470	1,939	1,527	1,242	572	19,560
Products and platforms
Digital	174	99	30	25	30	9	45	12	424
Core	517	11	1	32	20	1	34	9	625
Subtotal	691	110	31	57	50	10	79	21	1,049
Total	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609
Digital	2,073	1,180	870	705	575	518	325	95	6,341
Core	4,571	2,289	1,659	1,822	1,414	1,019	996	498	14,268
Revenues by contract type
Fixed Price	2,836	2,216	1,478	1,507	1,019	775	611	283	10,725
Time & Materials	3,808	1,253	1,051	1,020	970	762	710	310	9,884
Total	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609

Six months ended September 30, 2018

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	7,724	4,311	2,471	2,805	2,044	2,841	1,528	182	23,906
Europe	2,404	1,849	950	1,649	1,656	42	988	68	9,606
India	568	12	23	2	42	67	5	293	1,012
Rest of the world	2,023	465	1,514	445	84	9	60	613	5,213
Total	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737
Revenue by offerings
Services
Digital	3,498	2,005	1,555	1,308	996	963	541	144	11,010
Core	7,928	4,436	3,335	3,487	2,719	1,980	1,892	975	26,752
Subtotal	11,426	6,441	4,890	4,795	3,715	2,943	2,433	1,119	37,762
Products and platforms
Digital	290	172	65	38	69	13	86	22	755
Core	1,003	24	3	68	42	3	62	15	1,220
Subtotal	1,293	196	68	106	111	16	148	37	1,975
Total	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737
Digital	3,788	2,177	1,620	1,346	1,065	976	627	166	11,765
Core	8,931	4,460	3,338	3,555	2,761	1,983	1,954	990	27,972
Revenues by contract type
Fixed Price	5,426	4,213	2,828	2,938	1,939	1,544	1,191	549	20,628
Time & Materials	7,293	2,424	2,130	1,963	1,887	1,415	1,390	607	19,109
Total	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning and Infosys McCamish- insurance platform

Trade Receivables and Contract Balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the consolidated statements of financial position.

The following table discloses the movement in unbilled revenue on fixed price development contracts during the three months and six months ended September 30, 2018

(In crore)

Particulars	For the three months ended September 30, 2018	For the six months ended September 30, 2018
Balance at the beginning	3,040	2,798
Add : Revenue recognized during the period	2,205	4,096
Less : Invoiced during the period	2,050	3,857
Less : Impairment / (reversal) during the period	(6)	(13)
Add : Translation gain/(loss)	176	327
Balance at the end	3,377	3,377

The following table discloses the movement in unearned revenue balances during the three months and six months ended September 30, 2018

(In crore)

Particulars	For the three months ended September 30, 2018	For the six months ended September 30, 2018
Balance at the beginning	2,327	2,295
Less: Revenue recognized during the period	1,391	2,388
Add: Invoiced during the period but not recognized as revenues	1,334	2,248
Add: Translation loss / (gain)	135	250
Balance at the end	2,405	2,405
Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as of September 30, 2018, other than those meeting the exclusion criteria mentioned above, is 49,402 crore. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile IAS 18 - Revenue instead of IFRS 15- Revenue from contract with customers on the financials results of the Group for the three months and six months ended and as at September 30, 2018 is insignificant. On account of adoption of IFRS 15, unbilled revenue of 3,377 crore as at September 30, 2018 has been considered as Non financial asset.

2.16 Break-up of expenses and other income, net

a. Accounting Policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM (formerly Infosys BPO) and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and not reclassified to profit and loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the statement of comprehensive income.

Provident Fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM (formerly Infosys BPO) and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

During the three months ended June 30, 2018, the Group has adopted IFRS interpretation IFRIC 22- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

b. The table below provides details of break-up of expenses:

Cost of sales

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Employee benefit costs	9,976	8,583	19,324	16,912
Depreciation and amortization	463	456	900	906
Travelling costs	439	354	881	744
Cost of Software packages for own use	220	221	428	439
Consultancy and professional charges	13	14	24	27
Third party items bought for service delivery to clients	380	269	713	490
Cost of technical sub-contractors	1,523	1,090	2,814	2,150
Operating lease payments	87	83	168	160
Communication costs	59	62	115	115
Repairs and maintenance	92	71	170	145
Provision for post-sales client support	27	24	28	34
Others	2	–	4	4
Total	13,281	11,227	25,569	22,126

Selling and marketing expenses

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Employee benefit costs	785	656	1,535	1,324
Travelling costs	98	68	199	149
Branding and marketing	129	67	224	159
Operating lease payments	20	20	37	39
Communication costs	6	7	10	12
Consultancy and professional charges	42	18	66	32
Others	8	10	21	20
Total	1,088	846	2,092	1,735

Administrative expenses

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Employee benefit costs	396	365	761	734
Consultancy and professional charges	229	237	499	457
Repairs and maintenance	228	191	430	419
Power and fuel	60	54	120	103
Communication costs	56	62	118	128
Travelling costs	65	58	125	115
Impairment loss recognised/(reversed) under expected credit loss model	76	42	146	39
Rates and taxes	61	76	96	125
Insurance charges	16	12	33	26
Operating lease payments	38	38	66	71
Commission to non-whole time directors	2	3	4	6
Contribution towards Corporate Social Responsibility	57	56	131	103
Others	62	54	116	101
Total	1,346	1,248	2,645	2,427

Other income, net

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Interest income on financial assets carried at amortized cost	331	406	713	833
Interest income on financial assets fair valued through OCI	159	198	326	401
Dividend income on investments carried at fair value through profit or loss	1	2	1	3
Gain/(loss) on investments carried at fair value through profit or loss	52	84	85	152
Exchange gains / (losses) on forward and options contracts	(412)	(71)	(597)	(50)
Exchange gains / (losses) on translation of other assets and liabilities	578	133	803	185
Others	30	131	134	173
	739	883	1,465	1,697

2.17 Capital allocation policy

Dividends

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Amount of per share dividend recognised as distribution to equity shareholders:-

(In )

Particulars	Six months ended September 30,
	2018	2017
Final dividend for fiscal 2018	10.25	–
Special dividend for fiscal 2018	5.00	–
Final dividend for fiscal 2017	–	7.38

Note: Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

The Board of Directors in their meeting on October 16, 2018 declared an interim dividend of 7/- per equity share which would result in a net cash outflow of approximately ₹3,665 crore, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company utilized its securities premium and general reserve for the buyback of its shares. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of September 30, 2018, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

Bonus issue

The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

2.18 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 20,930,382 and 10,801,956 shares were held by controlled trust, as at September 30, 2018 and March 31, 2018, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru October 16, 2018